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                                                              EXHIBIT 99.(a)(15)

         PENN TREATY SIGNS DISTRIBUTION PACT WITH MAJOR MARKETER OF LONG TERM CARE INSURANCE PRODUCTS; INTENDS TO ISSUE SUPPORTING CAPITAL

ALLENTOWN, PA, Oct. 14, 2002 - Penn Treaty American Corporation (NYSE - PTA) today announced that it has entered into a distribution agreement with American Insurance Marketing Corporation ("AIMC") of Atlanta, GA, pursuant to which AIMC will immediately begin marketing Penn Treaty's long-term care ("LTC") insurance products.

For over 25 years, AIMC has been one of the nation's leading sales agencies of insurance products offered to senior citizens and has produced approximately $30 million in new long-term care policy sales in the past three years. Pursuant to the agreement, AIMC has committed to produce at least $10 million in new sales for Penn Treaty's subsidiary, American Network Insurance Company, within the next 12 months.

In addition, Penn Treaty and AIMC have agreed to develop unique new long-term care insurance products that will be offered for sale by AIMC's 8,000 insurance agents and Penn Treaty's additional 45,000 member force. The new product line is intended to incorporate innovative features and benefits that are considered by AIMC's sales force to be lacking in the current long-term care market.

"We are very excited to engage in this venture with one of the nation's premier sales leaders for senior insurance products," stated William W. Hunt, President and Chief Operating Officer of PTA. Mr. Hunt further added, "together we plan to bring new innovation to the long-term care insurance marketplace."

Michael White, President of AIMC, commented on the new venture, "with access to an exceptional portfolio of products and significant underwriting expertise, AIMC looks forward to more deeply penetrating the long-term care insurance market."

In order to support anticipated levels of sales resulting from the new distribution pact as well as from the reengagement of its current agency force, and to remain in compliance with the Consent Order entered with the Florida Insurance Department earlier this year allowing it to recommence operations in that state, Penn Treaty intends to raise approximately $20 million in additional capital between now and year-end. Accordingly, the company is presently engaged in transactional discussions with its financial advisor and investment bankers.

Separately, Penn Treaty also announced that it has been advised that entities controlled by New York investor Wilbur Ross purchased $10 million face amount of the Company's 2003 Notes from an existing noteholder yesterday and intend to tender them into Penn Treaty's currently outstanding Exchange Offer. To further induce this and additional exchanges of the Notes, Penn Treaty agreed to reduce the conversion price of the new 2008 Notes from $5.31 per share to $4.50 per share. This reduction in the conversion price will apply to all of the new 2008 Notes, including those to be issued in exchange for 2003 Notes already tendered and not withdrawn. Due to the change in the terms of the 2008 Notes, the Exchange Offer, which was to have expired at midnight on October 10, has been extended for five business days. If the Ross entities were to exercise their conversion rights, they would hold approximately 6.0% of the Company's currently outstanding shares (assuming no exercise of outstanding options or warrants).

Penn Treaty, through its wholly owned direct and indirect subsidiaries, Penn Treaty Network America Insurance Company, American Network Insurance Company, American Independent Network Insurance Company of New York, Penn Treaty (Bermuda), Ltd., United Insurance Group Agency, Inc., Network Insurance Senior Health Division and Senior Financial Consultants Company, is primarily engaged in the underwriting, marketing and sale of individual and group accident and health insurance products, principally covering long-term nursing home and home health care.

Certain statements made by the Company in this press release may be considered forward - looking within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes that

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its expectations are based upon reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results the Company's operations will not differ materially from its expectations. Factors which could cause actual results to differ from expectations include, among others, the Company's ability to comply with the Corrective Action Plan, the Florida Consent Order, which includes, among others, a requirement to comply with Florida gross premium to surplus ratios, for which the Company is required to raise additional equity capital of approximately $20 million prior to year end and which, if the Company is unsuccessful could lead to the suspension of the Company's insurance license, the orders or directives of other states in which the Company does business or any special provisions imposed by states in connection with the resumption of writing business, the Company's ability to eventually commute its reinsurance agreement and to recapture its reinsured polices and accumulated experience account balance, whether its Corrective Action Plan will be accepted and approved by all states, the Company's ability to meet its future risk-based capital goals, the adverse financial impact of suspending new business sales, the Company's ability to raise adequate capital to meet regulatory requirements and to support anticipated growth, the Company's ability to consummate the pending Note Exchange Offer, the cost associated with recommencing new business sales, liquidity needs and debt obligations, the adequacy of the Company's loss reserves and the recoverability of its unamortized deferred policy acquisition cost asset, the Company's ability to sell insurance products in certain states, the Company's ability to resume generating new business in all states, the Company's ability to comply with government regulations and the requirements which may be imposed by state regulators as a result of the Company's capital and surplus levels, the ability of senior citizens to purchase the Company's products in light of the increasing costs of health care, the ability of the Company to defend itself against adverse litigation, and the Company's ability to recapture, expand and retain its network of productive independent agents, especially in light of the suspension of new business. For additional information, please refer to the Company's reports filed with the Securities and Exchange Commission.